Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-4497
Telephone: 414-277-5000
Fax: 414-203-0190

                    July 19, 2005

VIA EDGAR

Mr. William C-L Friar
Senior Financial Analyst
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20002

Re:	Wauwatosa Holdings, Inc.
Form S-1 filed June 10, 2005
File Number 333-125715

Dear Mr. Friar:

     With this letter, on behalf of Wauwatosa Holdings, Inc., we are transmitting for filing via EDGAR Amendment No. 1 (the “Amendment”) to the Form S-1 Registration Statement (File No. 333-125715) of Wauwatosa Holdings, Inc. The Amendment responds to your comment letter dated July 8, 2005. With a paper copy of this letter, we have also enclosed two marked copies of the Amendment, showing changes from the original filing. For sake of clarity, references in this letter to “we” refer to Wauwatosa Holdings and/or its affiliates, except as the context otherwise may require.

     Set forth below are the headings and numbered paragraphs from your July 8 letter, each of which is immediately followed by Wauwatosa Holdings’ response, including any supplemental information requested, or a reference to the location in the Amendment where we have made changes in response to your comment.

Wauwatosa Savings Bank – page 7

1.	Where appropriate in the summary please describe the local economy in which you do business. For example, you may want to include state figures relative to those of the local economy. Describe any trends and discuss the underlying reasons for this situation. We note the distinctly different environments in which you operate, discussed in the appraisal.

July 19, 2005

Response:

We have expanded our discussion in the summary of the local economies in which we operate to include local, state and national economic figures and to address trends that we perceive occurring in these economies. We believe the expanded discussion clarifies the various environments in which we operate.

Confirming Documentation

Revisions contained on pages 2-3 of Amendment No. 1 to Form S-1 Registration Statement (Reg. No. 333-125715) as filed on July 19, 2005 (hereinafter referred to as the “Amended Registration Statement”) under heading “Wauwatosa Savings Bank.”

2.	Where appropriate, either in the summary or risk factors section, please discuss your recent declining net income and the reasons for this situation.

Response:

We have included a summary of our net income results for the nine months ended March 31, 2005 and the fiscal years ended June 30, 2004 and 2003 in the summary section of the prospectus under the heading “Recent Results of Operations,” and have included in that discussion the material reasons for the declining net income over recent periods.

Confirming Documentation

Revisions contained on page 15 of the Amended Registration Statement under the heading “Recent Results of Operations.”

Reasons for the Reorganization... — page 8

3.	Please clarify, as disclosed later in the filing, that the offering will allow the company to grow while remaining within regulatory capital requirements.

Response:

We have made the corresponding clarification as requested in the summary section of the prospectus.

July 19, 2005

Confirming Documentation

Revisions contained on page 4 of the Amended Registration Statement under the heading “Reasons for the Reorganization and the Stock Offering.”

How We Determined to Offer... — page 11

4.	Reference is made to the penultimate sentence on page 12. Please confirm that under such circumstances the company understanding that it must return all funds unless a subscriber positively reconfirms their order.

Response:

We understand that in the event of a resolicitation, we will be required to refund subscription funds to all subscribers who do not positively reconfirm their orders. We have amended the applicable language to clarify this understanding.

Confirming Documentation

Revisions contained on page 7 of the Amended Registration Statement under the heading “How We Determined to Offer Between 5,865,000 Shares and 7,935,000 Shares and the $10.00 Price Per Share.”

5.	Disclose whether the companies referenced in the next to last bulleted item on page 6 are fully converted or not. Please also provide the same information for the peer group referenced in the second paragraph on page 13. If not otherwise clear, explain the significant difference between the figures on page 13 and the top of page 14.

Response:

We have revised the bulleted item at issue to clarify that the entities to which we are drawing a comparison are in the mutual holding company form of ownership, like we will be following the reorganization. Similarly, we have expanded the discussion of our peer group on page 7 to clarify that such group consists of publicly-traded mutual holding companies. Finally, we have amended the lead-in paragraph to the chart on page 8 to more clearly put readers on notice that the chart on page 8 presents pro forma pricing ratios for our peer group companies, assuming that they had completed a second-step conversion, rather than the first-step conversion table presented on page 7. We believe the amended disclosures will explain more clearly the differences between the charts on pages 7 and 8.

July 19, 2005

Confirming Documentation

Revisions contained on pages 7 and 8 of the Amended Registration Statement under the heading “How We Determined to Offer Between 5,865,000 Shares and 7,935,000 Shares and the $10.00 Price Per Share.”

Our Issuance of Shares of Common Stock to the Charitable Foundation – page 15

6.	Please indicate whether you plan to make any contributions to the foundation in the future.

Response:

We have revised the applicable disclosure to clarify that we have no current intent to issue additional shares of common stock or make other contributions to the charitable foundation in the future.

Confirming Documentation

Revisions contained on page 10 of the Amended Registration Statement under the heading “Our Issuance of Shares of Common Stock to the Charitable Foundation” and corresponding revisions contained on page 117 of the Amended Registration Statement under the heading “WAUKESHA COUNTY COMMUNITY FOUNDATION, INC.—Tax Considerations.”

Tax Consequences

7.	Please briefly summarize the tax consequences of the conversion.

Response:

We have added a discussion of the tax consequences of the reorganization to the summary contained at the beginning of the prospectus.

Confirming Documentation

Revisions contained on page 11 of the Amended Registration Statement under the heading “Federal and Wisconsin Income Tax Consequences of the Reorganization.”

July 19, 2005

Changing Interest Rates... — page 23

8.	You seem to discuss two different risks at this heading, regarding your deposit base and your loan portfolio. Please consider discussing these issues under separate heading.

Response:

The intent of this risk factor is to show the impact of changes in interest rates on Wauwatosa Savings’ interest sensitive assets and liabilities. As such, we believe that the discussion of both deposits and loans are inextricably joined and should be presented as one risk factor. We believe that it is important, from the perspective of potential investors understanding our business, to present these interrelated risks together. However, we have amended and considerably shortened this risk factor to focus on the material risk involved and its potential consequences on our business.

Confirming Documentation

Revisions contained on page 16 of the Amended Registration Statement under the risk factor entitled “Changing Interest Rates May Hurt Our Profits.”

The Implementation of Our Stock Benefit Plans Will Increase Our Costs... — page 26

9.	In the second paragraph note whether or not the MHC intends to vote in favor of the plan, and if they do that it will be approved.

Response:

Under applicable banking regulations, the MHC will not be allowed to vote on the approval of our recognition and retention plan or stock option plan, if such plans are adopted, as currently contemplated, within one year following our reorganization. We have amended the applicable disclosure in the summary to reflect this more clearly.

Confirming Documentation

Revisions contained on page 19 of the Amended Registration Statement under the risk factor entitled “The Implementation of Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income.”

July 19, 2005

How We Intend To Use The Proceeds From The Offering...page 34

10.	Please be more specific in the use of proceeds. For example, how much do you intend to use to support new products and services and how much to fund new loans or how much does it cost to open a new branch.

Response:

To the extent possible, we have quantified our disclosures regarding use of proceeds. For instance, we have included the range of expenses related to the opening of new branches. However, management believes that the amount of many of the potential uses of proceeds cannot be readily quantified. We have amended the discussion to clarify this issue as well.

Confirming Documentation

Revisions contained on pages 25 and 26 of the Amended Registration Statement under the heading “HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING.”

Our Policy Regarding Dividends... — page 35

11.	Unless you include additional specific information, please delete sentence two as we assume that every board would make this statement. Make similar changes on page 18.

Response:

We have deleted the sentence at issue and have expanded the disclosures to clarify that our Board has not currently considered a policy of paying cash dividends on our common stock and that, if it does make such consideration in the future, there can be no assurance that the Board will determine to pay dividends.

Confirming Documentation

Revisions contained on page 26 of the Amended Registration Statement under the heading “OUR POLICY REGARDING DIVIDENDS” and corresponding revisions contained in the summary on page 12 of the Amended Registration Statement.

July 19, 2005

Unaudited Pro Forma Data...page 39

12.	We note the ‘Offering price to pro-forma net income per share’ does not appear to be based on the $10 offering price as indicated on page 9 of Form S-1. Please explain to us the components used in calculating the ‘Offering price to pro-forma net income per share’ and revise where appropriate.

Response:

The “Offering price to pro forma net income per share” calculation on page 33 is based on a $10.00 per share offering price divided by an annualized pro forma net income per share. For instance, in arriving at a ratio of 22.73x at the minimum of the offering range, the $10.00 per share offering price was divided by $0.44, which is the annualized pro forma net income per share where the nine-month pro forma net income per share is $0.33. To clarify this issue, we have relabeled the appropriate line in the chart on page 33 as “Offering price to annualized pro forma net income per share.”

Confirming Documentation

Revisions contained in the table on page 33 of the Amended Registration Statement under the heading “UNAUDITED PRO FORMA DATA.”

13.	Please revise to include a description of how you determined the number of shares considered outstanding in calculating pro forma net income per share.

Response:

We have made an appropriate disclosure in the footnotes to the unaudited pro forma data tables addressing this issue.

Confirming Documentation

Revisions contained in footnote (3) on page 35 of the Amended Registration Statement under the heading “UNAUDITED PRO FORMA DATA.”

14.	Please revise the footnote reference related to the Common stock acquired by recognition and retention plan on the Pro-Forma data to reference the correct footnote.

July 19, 2005

Response:

We have revised the footnote references regarding common stock acquired by the recognition and retention plan on pages 33 through 35 to reference the correct footnote.

Confirming Documentation

Revisions to the footnote references contained in the tables on pages 33-35 of the Amended Registration Statement under the heading “UNAUDITED PRO FORMA DATA.”

15.	Please revise to explain why you use a tax rate of 36.5% for tax effects on Pro-forma adjustments when the statutory rate in your financial statements is 35%.

Response:

Wauwatosa Holdings uses an effective tax rate of 36.5% in the pro forma data as that is the current effective rate being accrued by Wauwatosa Savings on a monthly basis. The 36.5% effective tax rate is the combined federal and state rate, including the on-going effect of the dispute with the Wisconsin Department of Revenue, as described elsewhere in the registration statement.

Note (9) beginning on page F-19 of the consolidated financial statements indicates that the federal statutory rate is 35%. As described in the table on page F-20, the effect of state taxes is also included in calculating the effective tax rate.

We have expanded the disclosure in the introductory paragraphs to the pro forma data table to clarify that an effective tax rate of 36.5% has been applied in calculating the pro forma data, unless otherwise indicated.

Confirming Documentation

Revisions on page 31 of the Amended Registration Statement under the heading “UNAUDITED PRO FORMA DATA.”

July 19, 2005

16.	Please revise to provide dilutive earnings per share in the Pro Forma Data.

Response:

We have revised footnotes (4) and (6) to the pro forma data to include calculations of pro forma net income per share and pro forma stockholders’ equity per share for the nine months ended March 31, 2005 and the year ended June 30, 2004.

Confirming Documentation

Revisions to footnotes (4) and (6) on page 36 of the Amended Registration Statement under the heading “UNAUDITED PRO FORMA DATA.”

Comparison of Valuation and Pro Forma Information With and Without the Foundation...page 44

17.	Please revise to clarify how your Pro Forma Data ‘Without the Foundation’ is calculated. We are unable to recalculate the numbers in your chart based on the current information. Provide annotated footnotes as appropriate.

Response:

On July 12, 2005, our counsel Quarles & Brady LLP had discussions with Messrs. Don Walker and Matthew Komar of the SEC regarding this comment. As a result of those discussions, Messrs. Walker and Komar stated that no additional disclosures would be required.

Confirming Documentation

None required.

Sources of Funds – Deposits...page 90

18.	Please revise the table that sets forth the maturity of outstanding certificates of deposit in amounts greater than or equal to $100,000 to comply with the maturity ranges required by Guide 3 (V)D.

Response:

We have revised the maturity ranges in the applicable table, as required by Guide 3(V)D, to include the following ranges: (i) three months or less; (ii) over

July 19, 2005

three months through six months; (iii) over six months through 12 months; and (iv) over 12 months.

Confirming Documentation

Revisions to table on page 71 of the Amended Registration Statement under the heading “Sources of Funds—Deposits.”

Employment Agreements...page 119

19.	Discuss the terms and duration of the employment agreement with Mr. Stephens.

Response:

We have expanded the disclosure regarding the employment agreement to be entered between Wauwatosa Savings and Mr. Stephens on pages 93-94 of the prospectus and are attaching the form of employment agreement as Exhibit 10.3 to the Amended Registration Statement.

Confirming Documentation

Revisions on pages 93-94 of the Amended Registration Statement under the heading “Employment Agreements” and Exhibit 10.3 to the Amended Registration Statement.

Defined Benefit Retirement Plan...page 119

20.	Expand the first column to cover the salaries of the named officers.

Response:

The first column of the retirement plan table previously was limited to $225,000 because the Internal Revenue Code, for calendar year 2005, limits the annual average earnings for calculation purposes under our retirement plan to $210,000, as we disclosed in footnote (1) to the table. In order to resolve any confusion on this point, we have moved the disclosure regarding the Internal Revenue Code limit on annual average earnings out of the footnote and to the text preceding the table and have revised the first column such that the final row of average annual earnings applies to all officers whose annual average earnings are “$210,000 or more.”

July 19, 2005

Confirming Documentation

Revisions on page 95 of the Amended Registration Statement under the heading “Defined Benefit Retirement Plan.”

Federal and Wisconsin Income Tax Consequences...page 136

21.	Please revise this section to separately discuss the federal and state tax consequences.

Response:

Because of the results are nearly identical, we have presented the income tax consequences under federal law and Wisconsin law together in the same section. To present them separately would result in what we believe would be unnecessary repetition. However, in response to your request, we have amended this section to clarify to our members and investors that the results under federal and Wisconsin tax law will be identical, except as expressly noted.

Confirming Documentation

Revisions on pages 108 and 110 of the Amended Registration Statement under the heading “Federal and Wisconsin Income Tax Consequences.”

22.	At item 21, clarify that the referenced RP Financial Letter was received by the company and is not part of the opinion.

Response:

We have expanded the discussion to clarify that the RP Financial letter has been received by Wauwatosa Savings and does not constitute part of the tax opinion.

Confirming Documentation

Revisions on page 109 of the Amended Registration Statement under the heading “Federal and Wisconsin Income Tax Consequences.”

Where You Can Find More Information...page 160

23.	Delete the qualification in the second paragraph.

July 19, 2005

Response:

We have deleted the qualification and expanded the disclosure to more clearly apprise interested parties of the availability of the contracts or documents attached as exhibits to the registration statement.

Confirming Documentation

Revisions on page 125 of the Amended Registration Statement under the heading “WHERE YOU CAN FIND MORE INFORMATION.”

Securities Available for Sale...page F-11

24.	Your CMOs show significantly worse unrealized losses than your mortgage-backed securities. Please tell us:

•	the types of issuers of these securities,

•	why their unrealized losses are larger, and,

•	how you applied your judgments about the ability to hold these investments to recover their stated values.

Response:

With respect to the types of issuers, Freddie Mac issued 94.5% of our mortgage-backed portfolio, while Fannie Mae issued 3.3% and Ginnie Mae issued 2.2%. Freddie Mac issued 64.8% of the CMO portfolio, while Fannie Mae issued 27.2% and Ginnie Mae issued 8.0%.

While it is true that the absolute unrealized loss on our CMOs is significantly greater than that on our mortgage-backed securities, this is not a function of the underlying securities, but rather a function of the general increase in the interest rate environment. The unrealized loss on our mortgage-backed securities, at 3.08% of amortized cost, is virtually equal to that of the CMO portfolio, at 3.04% of amortized cost.

The following items contribute to our conclusion that Wauwatosa Savings has the ability to hold these investments and recover their stated values:

•	Net unrealized losses are entirely attributable to interest rate increases. As such, if each security is held until maturity, a realized loss will never be recorded.

•	If interest rates fall to the levels approximating those levels existing at

July 19, 2005

the time these securities were purchased, the net unrealized losses would be eliminated.

•	Wauwatosa Savings’ investment portfolio, including CMOs and mortgage-backed securities, is maintained in compliance with Wisconsin Department of Financial Institutions minimum regulatory liquidity policies. As such, CMOs and mortgage-backed securities would not be voluntarily liquidated, for to do so would result in a potential state regulatory violation. For the month of March 2005, a maximum of 29.6% of the combined CMO and mortgage-backed securities portfolio could have been liquidated without falling below minimum state regulatory liquidity limits.

•	In the event that Wauwatosa Savings needed immediate short-term liquidity that could not be covered by retail deposits, it could access any of the following: $15 million fed funds line with U.S. Bank; $15 million fed funds line with Fifth Third Bank; $15 million fed funds line with LaSalle Bank; or $361.7 million in excess borrowing capacity as of March 31, 2005 under the terms of an agreement with the Federal Home Loan Bank of Chicago.

•	Wauwatosa Savings does sell CMOs and mortgage-backed securities from time to time when a restructuring of the portfolio is warranted without realizing significant losses, as exemplified by the following:

¤	In July 2004, Wauwatosa Savings sold two Freddie Mac mortgage-backed pools for $5.3 million in a restructuring and realized a gain of $4,284.

¤	In November 2003, Wauwatosa Savings sold a Fannie Mae REMIC for $1.2 million and a Ginnie Mae REMIC for $783,000 in a restructuring and realized a loss of $1,730.

¤	In September 2002, Wauwatosa Savings sold 10 Freddie Mac REMICs for $5.4 million and six Fannie Mae REMICs for $4.4 million in a restructuring and realized a gain of $30,018.

Wauwatosa Savings is not currently considering any restructuring of its existing investment portfolio. Further, we do not expect to realize any significant losses as a result of the sale of securities currently owned.

Confirming Documentation

None required.

July 19, 2005

Exhibit 5.1

25.	You will need to file completed exhibits 5.1, 8.1 and other form documents prior to effectiveness.

Response:

With the Amended Registration Statement, we are filing as exhibits the completed opinions of Quarles & Brady LLP regarding the legality of the securities being registered (Exhibit 5.1), certain federal income tax matters (Exhibit 8.1), and certain Wisconsin income tax matters (Exhibit 8.2), as well as the form of Agency Agreement (Exhibit 1.1).

Confirming Documentation

Exhibits 1.1, 5.1, 8.1 and 8.2 to the Amended Registration Statement.

Exhibit 8.1

26.	Please revise the opinion to indicate the material federal tax consequences.

Response:

Quarles & Brady LLP has revised its completed federal tax opinion, which is filed as Exhibit 8.1 to the Amended Registration Statement, to address the material federal tax consequences.

Confirming Documentation

Exhibit 8.1 to the Amended Registration Statement.

General

27.	Please revise to include your selected quarterly financial data. Refer to Item 302 of Regulation S-K.

Response:

On July 12, 2005, our counsel Quarles & Brady LLP had discussions with Messrs. Don Walker and Matthew Komar of the SEC regarding this comment. As a result of those discussions, Messrs. Walker and Komar stated that no additional disclosures would be required in response to this comment.

July 19, 2005

Confirming Documentation

None required.

*                    *                    *

     Wauwatosa Holdings is filing with this letter the requested Amendment to the registration statement and (as noted above) has included two marked copies with a paper copy of this letter to expedite your review. We will comply with your request regarding our submission of an acceleration request and provide you adequate time to consider the request.

     Please call Hoyt Stastney (414) 277-5143, James Friedman (414) 277-5735, or Ryan Van Den Elzen (414) 277-5455 if you wish to discuss any of these responses or related matters.

Very truly yours,

QUARLES & BRADY llp

/s/ Hoyt R. Stastney

Hoyt R. Stastney

HRS:jj
Enclosure